June 24, 2009

Derrick R. Meyer
President and Chief Executive Officer
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, California 94088

      Re: **Advanced Micro Devices, Inc.**
           Form 10-K for the Fiscal Year Ended December 27, 2008
           Filed February 24, 2009
           Form 8-K, Filed October 23, 2008
           File No. 0-52105
           Response Letter Dated June 19, 2009

Dear Mr. Meyer:

We refer you to our comment letter dated May 8, 2009 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                  Sincerely,

                  Cecilia Blye, Chief
                  Office of Global Security Risk

cc: Tad J. Freese, Esq.
       Latham & Watkins LLP
       Fax: (650) 463-2600

       Peggy Fisher
       Assistant Director
       Division of Corporation Finance